UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the Registrant:

IAA, Inc.

2.	Name of person relying on exemption:

Discerene Group LP

3.	Address of person relying on exemption:

2777 Summer Street, Suite 301, Stamford CT 06905

4.	Written materials. The following written materials are attached hereto:

Press Release, dated February 15, 2023

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Discerene Group LP (together with its affiliates and investment vehicles it manages, “Discerene Group”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Discerene Group.

PLEASE NOTE: This is not a proxy solicitation and no proxy cards will be accepted. Discerene Group is not seeking authority to vote any proxy in connection with IAA Inc.’s 2023 special meeting of stockholders. Please execute and return your proxy card according to IAA, Inc.’s instructions.

Long-term IAA Inc Shareholder Discerene Group Sends Letter to IAA Board of Directors Regarding Proposed Value-destroying Merger With Ritchie Bros. Auctioneers

Proposed Transaction is Based on Flawed Sale Process and Weak Strategic Rationale; Revised Offer is Even Worse for IAA Shareholders

Independent IAA Has Significant Upside Potential

Discerene Intends to Vote Against Proposed Sale

STAMFORD, Conn.—(BUSINESS WIRE)—Discerene Group LP, whose affiliates and investment vehicles managed beneficially own approximately 3.6% of the outstanding shares of IAA, Inc. (NASDAQ: IAA), today sent a letter to IAA’s Board of Directors indicating its intention to vote against the proposed revised transaction with Ritchie Bros. Auctioneers (NASDAQ: RBA).

Discerene believes that:

●	RBA’s revised offer announced on January 23, 2023 remains wholly inadequate and is worse for IAA shareholders than its previously announced offer;

●	IAA conducted a fundamentally flawed sale process reflecting poor corporate governance;

●	The transaction lacks compelling strategic rationale; and

●	IAA has strong prospects as an independent company.

The full text of the letter follows:

February 15, 2023

Dear IAA Board of Directors (the “Board”),

Discerene Group LP (“Discerene” or “we”) is a global investor that pursues a fundamental, contrarian, long-term value investing philosophy. We seek to be multi-year shareholders of our portfolio companies, and patient and constructive partners to their management teams. Affiliates and vehicles we manage have been IAA, Inc. (“IAA”) shareholders since 2019, and as of February 14, 2023, owned 4,768,748 shares of IAA, or ~3.6% of IAA’s outstanding shares. In our nearly 13 years of existence, we have yet to write a public letter like this one, but we feel compelled to do so here to protect the interests of IAA shareholders.

Discerene intends to vote AGAINST the proposed sale to Ritchie Bros. Auctioneers (“RBA”) (the “Sale”) for the following reasons:

1. We believe the revised offer from RBA announced on January 23, 2023 (the “Revised Offer”) makes what was already an uncompelling offer for IAA, even worse.

According to the definitive joint proxy statement by IAA and RBA issued on February 10, 2023 (the “Proxy Statement”)1, the Board initially deemed an offer by RBA at $46.00 per share (the “Rejected Offer Price”) not sufficiently compelling for IAA shareholders — but then reversed course less than five months later and accepted an offer of $46.88 per share (the “Headline Original Offer Price”), which was just 1.9% higher.

2

RBA’s revised offer price, announced on January 23, 20232 and outlined in RBA’s updated investor presentation (the “Revised Offer Presentation”)3 is even lower, at $44.40 per IAA share on a headline basis based on RBA’s closing price on January 20, 2023 (the “Headline Revised Offer Price”), the trading day prior to RBA announcing its revised offer — 3.5% lower than the Rejected Offer Price.

The Headline Revised Offer Price is also 1.2% lower than the effective consideration under the original RBA proposal accepted by the Board (the “Original Offer”), which, based on RBA’s closing price on January 20, 2023, was $44.92 per share — despite the Board’s prior determination that it would not accept such a reduction.4

Since the Sale was announced on November 7, 2022 (the “Announcement Date”), through February 14, 2023, the volume-weighted average price (“VWAP”) of RBA stock was $57.03. Using this VWAP for the purposes of this letter, the estimated price under the Revised Offer is only $42.75 (the “Effective Offer Price”), a whopping 7.1% less than the Rejected Offer Price! While the final offer consideration will depend on RBA’s stock price on the relevant date, RBA’s stock price is unlikely to appreciate enough for the Sale to become compelling for IAA shareholders, especially since RBA’s stock is trading nearly 12% below its 52-week high.

The Effective Offer Price represents only an 11.8% premium to the 10-day VWAP of IAA stock before the Announcement Date. Even according to RBA’s own materials, this is a diminishingly small premium compared to the median premium of 30% across all acquisitions of U.S. industrial public companies with enterprise values >$500 million completed between January 1, 2010 and January 20, 2023.5

We believe that IAA shareholders are being undercompensated for our stock with RBA stock that is substantially more expensive, and note that:

●	~71% of the Headline Revised Offer Price is in RBA stock.

●	RBA is a smaller company than IAA. IAA’s 2022 EBITDA was $538 million[6] and base-case 2023 EBITDA forecast is $578 million.[7] RBA’s 2022 EBITDA was $426 million[8] and base-case 2023 EBITDA forecast is $443 million.[9]

●	RBA is growing slower than IAA. Notwithstanding the lost volumes from one major customer, IAA has grown revenue at an 11% organic CAGR since its spinoff from KAR Auction Services Inc. (“KAR”)[10] and is projected to grow at a 9% CAGR over 2022–2026.[11] In comparison, RBA’s revenue has grown at only a 6.1% estimated organic CAGR[12] over the same period, and is projected to grow at only a 6.4% organic CAGR over 2022–2026.[13]

●	The Effective Offer Price values IAA at just 9.9x 2023E EBITDA (including “cost synergies”). In comparison, the VWAP of RBA stock from the Announcement Date to February 14, 2023 of $57.03 values RBA at 14.7x 2023E EBITDA.

●	If the Sale goes through, despite contributing a significantly larger and faster growing business than RBA’s, IAA shareholders will end up owning only 37% of the combined business.

Goldman Sachs, RBA’s financial advisor, estimated IAA stock to be worth $47–$75 based on a discounted-cash-flow valuation.14

Guggenheim Securities, another RBA financial advisor, estimated IAA stock to be worth $44–$72 based on a discounted-cash-flow valuation.15

Remarkably, the Effective Offer Price is lower than all of the target prices of sell-side analysts covering IAA stock immediately before the Announcement Date, which ranged from $46–$60.16

3

The most directly comparable public company to IAA is Copart, Inc. (“Copart”). Applying Copart’s 17.6x EV/2023E EBITDA17 to IAA, IAA stock would be worth ~$69.

These valuation gaps will be even starker with the earnings impact of operational improvements at IAA (see Section 6).

2. The investment of $485 million in convertible-preferred equity (the “Preferreds”) and $15 million in common stock of RBA by Starboard Value (the “Preferreds Holder”) is incredibly expensive and significantly disadvantages common shareholders of the combined company.

The Preferreds carry an initial 7%18 annual dividend, ramping up to 9%19 in year four and the greater of SOFR+7.5% or 12%20 in year nine (2032). There are very limited opportunities for RBA to redeem these securities before 2032. RBA can pay dividends in the form of common stock if its share price is above $59.722, but at a 3% discount.21

The Preferreds are indistinguishable from debt as they rank senior to common stock with respect to dividends, distributions, redemptions, and payments upon RBA’s liquidation, dissolution, or wind-up. Nevertheless, the Preferreds get to “double dip” by participating in common-stock dividends exceeding $0.27 per share per quarter.22 Hence, unlike convertible debt (which is either debt or equity), the Preferreds are effectively simultaneously expensive debt and equity. In sharp contrast, convertible debt is usually issued with a very modest coupon, to account for the embedded option value of participating in the equity upside of a company, and does not participate in common-stock dividends before conversion.

Consequently, the Revised Offer would, in substance, leave RBA saddled with debt totaling 3.4x net-debt-plus-Preferreds/2022 pro-forma EBITDA,23 compared to the 3x in the Original Offer.24 In contrast, IAA’s leverage ratio standalone is just 1.8x net debt/2022 EBITDA.25

Simultaneously, the Preferreds significantly dilute IAA shareholders, leaving IAA shareholders with just 37% of the combined company after the Sale.

Further, the Preferreds Holder has the right but not the obligation to participate in up to 15% of all future equity/equity-linked private placements.26 RBA’s common shareholders have no such right.

The Preferreds also have conversion-rate-adjustment provisions that significantly dilute RBA common shareholders in various circumstances, including the proposed special-dividend payment of $1.08 per share, which will reduce its conversion price from $73 to $71.77 based on RBA’s closing stock price on February 14, 2023.27

Strikingly, the Preferreds have change-of-control provisions that could result in RBA paying >$100 million in “make-whole payments” to the Preferreds Holder.28

Moreover, the Preferreds Holder can veto the issuance of any securities senior to or passi-passu with it.29

If RBA buys back >$2 billion of its own common shares, it is obligated to offer to buy back the Preferreds on a pro-rata basis. The Preferreds Holder has the option but not the obligation to accept this offer.30

Finally, the proposed RBA special dividend of $120 million, or $1.08 per share, offers no benefit to existing IAA shareholders and will only add to the indebtedness of the combined company.

4

3. The sale process was fundamentally flawed and flies in the face of good corporate governance.

Discussions between IAA and RBA regarding a potential transaction continued from August 2021 to November 2022. In nearly 15 months, IAA did not appear to establish a substantive process to solicit competing proposals to maximize shareholder value. It appears that no NDAs were executed with, and no data-room access was set up for, other potential buyers.31 In its February 14, 2023 presentation (the “IAA February 2023 Presentation”), IAA stated (on page 2) that despite Ancora’s public letter advocating a sale, IAA did not receive any inbound indications of interest other than RBA’s.32 We think that the duty to seek out and explore potential-buyer interest was the Board’s, not its shareholders’.

Even worse, the merger agreement contains provisions that severely inhibit IAA from conducting a full and fair sale process, including a “no-shop” provision33 that restricts IAA from actively soliciting competing offers and a punitive $189 million termination fee.34

Likewise, it does not appear that RBA established a substantive process for considering cheaper funding sources than the Preferreds, nor was the opportunity to participate in the Preferreds offered to RBA’s existing shareholders, who, with IAA shareholders, will be diluted by its issuance. 35 The Preferreds have already been issued regardless of whether the Sale is completed.

It does not appear that IAA’s Board asked whether such process was properly established by RBA. Yet the Board recommended that IAA shareholders accept the Revised Offer. In fact, the very first reason listed on page 98 of the Proxy Statement as justification for the Board’s recommendation was that “[…] consenting to the Starboard investment would (1) increase the likelihood of the transactions being consummated […].” We think that the Board’s fiduciary duty is to achieve the best possible outcome for IAA shareholders, not to seek to increase the likelihood of consummating a transaction that would leave IAA shareholders worse off.

4. The timing of the Sale was opportunistic for RBA given temporary short-term pressures at IAA.

IAA’s recent peak market price of $66.85, achieved on January 8, 2021, is 56% higher than the Effective Offer Price. IAA’s average market price of $48.81 over the two-year period preceding the Announcement Date is 14% higher than the Effective Offer Price.

We believe that IAA’s volume loss at a major customer, which contributed to its stock-price decline in February 2022, was an isolated matter and does not reflect any structural weakness in IAA’s business. We believe that it does not make economic sense for customers, in aggregate, to tilt towards a single company, whether Copart or IAA, in equilibrium.

Furthermore, we believe that IAA’s stock price fell because Melvin Capital owned 9.7% of IAA’s shares outstanding on December 31, 202136 and had to liquidate this stake as it wound down in May 2022.37 From January 2022 to June 2022, Melvin Capital reduced its IAA stake from 9.7% to zero.38

5. The Sale has not been well received by either RBA or IAA shareholders.

On the Announcement Date, RBA’s stock price fell 22%, from its November 4, 2022 market-closing price of $62.32 to a low of $48.72. From the Announcement Date through February 14, 2023, the VWAP of RBA stock was $57.03 — 8.5% below RBA’s pre-Announcement Date price.

On November 14, 2022, Ancora Holdings Group LLC (“Ancora”) wrote a public letter to the Board expressing its opposition to the Sale,39 pointing out, among other things, that the Sale (i) was entered into before the Board faced a potential election contest in 2023 and (ii) can lead to a payoff (of over $50 million40) to IAA’s executives, and puts their interests ahead of shareholders’.

5

IAA procured a cooperation agreement with Ancora on January 22, 2023, wherein Ancora agreed to vote in favor of the Sale and was offered three IAA board seats if the Sale fails and one RBA board seat if the Sale succeeds.41 Based on the Proxy Statement (pages 85-86), Ancora’s willingness to support the Sale was communicated to the Board on December 21, 2022 and predated the Revised Offer. Thus, Ancora’s support does not signal that the Revised Offer was an improvement over the Original Offer.

Crucially, the Board has done nothing to address the points Ancora made in its November 14, 2022 letter.

As of February 1, 2023, IAA has received two demand letters from IAA shareholders seeking that certain information omitted from the December 14, 2022 joint proxy statement be disclosed. RBA has also received a demand letter from an RBA shareholder.42

On December 16, 2022, Luxor Capital Group (“Luxor”) wrote a public letter to RBA’s Board of Directors, expressing its opposition to the Sale and arguing that there are no synergies between the companies (the “Luxor December 2022 Letter”).43

On January 24, 2023, Luxor issued a press release44 expressing its disappointment at RBA’s Board of Directors that, instead of listening to valid shareholder concerns about the merits of the Sale, RBA management chose to further entrench themselves by issuing the Preferreds. Entrenchment mechanisms include the following:

●	The Preferreds get to vote on an as-converted basis on matters besides the Sale.[45]

●	The Preferreds Holder has agreed to vote its shares in favor of RBA’s director nominees.[46]

●	The Preferreds Holder may solicit proxies in support of the Sale despite the clear misalignment of its interests with those of common shareholders.[47]

●	The Preferreds Holder keeps its RBA Board seat even if it sells 50% of its Preferreds holdings.[48]

●	The make-whole provisions in the Preferreds could discourage potential acquirors, further entrenching RBA management.[49]

On February 3, 2023, Deep Field Asset Management (“Deep Field”) wrote an open letter to RBA shareholders opposing the Sale,50 accusing RBA of procuring support for the deal from one investor at the expense of all RBA common shareholders. Deep Field also pointed out that the two RBA shareholders that have publicly supported the Sale are on both sides of the Sale.

On February 13, 2023, Luxor filed a definitive proxy statement opposing the Sale (the “Luxor Proxy Statement”)51 and wrote an open letter to RBA shareholders pointing out that RBA has forged ahead with the Sale despite numerous RBA shareholders advising against it. 52

The Luxor Proxy Statement also included the revelation (on page 7) that the Preferreds Holder reached out to Luxor on January 22, 2023, offering to give credit to Luxor for the Revised Offer in exchange for Luxor’s withdrawing its opposition to the Sale.

Luxor pointed out the obviously preferential terms of the Preferreds, which were offered to only one investor whose interests will not be aligned to those of RBA common shareholders.53 No matter what happens to RBA, the economics accruing to the Preferreds will be far superior to those of common shareholders — so the Preferreds issuance simply preferences one investor over all shareholders of the combined company. Luxor further pointed out that the Preferreds financing was unnecessary given RBA’s financial position.54

6

As a significant long-term IAA shareholder, these developments make us even more concerned about selling IAA for common stock in an acquiror, RBA, with such a disappointing culture of corporate governance, and that will be hobbled with the Preferreds in its capital structure.

6. We do not believe that there is compelling strategic rationale for the Sale.

The companies estimated merger “cost synergies” of $100-120 million.55 We believe that many of these can be equally achieved from operational improvements at IAA and are not real cost benefits from a merger. Ancora estimates run-rate annual cost, productivity, and efficiency-improvement opportunities at IAA, independent of the merger, to be ~$80 million annually.56

Likewise, most of the EBITDA opportunities at IAA “found” (a few short months after the Announcement Date) and disclosed in the Revised Offer Presentation (page 20) do not appear to require a merger. We agree that these are significant growth opportunities — for IAA! Both IAA’s management and Board have confirmed that they can be pursued by IAA independently.

These EBITDA opportunities are up to eight times larger than the “cost synergies” identified. Despite their magnitude, none of the financial advisors considered them in their discounted-cash-flow valuations for IAA, as disclosed in the Proxy Statement.57 The inclusion of these opportunities in discounted-cash-flow valuations would result in even higher fair-value estimates for IAA than those discussed in Section 1. The omission of these EBITDA-opportunities numbers in the fairness opinions jumps off the page given how confident RBA and IAA management teams are about them, especially since IAA can pursue the very same opportunities independently.

RBA and IAA operate in completely different industries. RBA auctions industrial construction, transportation, and agricultural equipment; IAA auctions salvage passenger cars. They appear not to share major customers or suppliers and to have different operational processes. Luxor pointed out that there is virtually no buyer or seller overlap between IAA and RBA.58

Luxor also pointed out that purported synergies involving RBA’s and IAA’s yards are minimal despite assertions to the contrary and that complex zoning challenges will likely severely limit IAA’s use of RBA’s yards.59 Salvage-auction sites typically require special approval60 and obtaining zoning approval is difficult.61

In the Revised Offer Presentation (page 17) and IAA February 2023 Presentation (page 14), the companies claims that RBA can provide IAA access to RBA’s >200-acre site in Orlando, Florida, and >250 acres in Houston and Dallas, Texas, for CAT responses. IAA can independently procure access to CAT-response sites via commercial contracts, without any merger. For example, in 2020, IAA gained >4,000 acres of vehicle-storage access via an exclusive partnership with NASCAR.62 In Florida alone, IAA already has an industry-leading 1,100 acres of CAT capacity.63 IAA does not need to sell itself for access to a mere 400+ acres. We also doubt that the sites RBA needs for its ongoing operations are the most effective CAT-response sites, especially given (i) their locations near residential areas — which can create zoning-related issues64 — and, (ii) even if this is not a gating factor, the availability of empty alternative land parcels nearby.65

Indeed, in less than four years since its spinoff from KAR, IAA has added >1,100 acres of capacity — all by itself.66

7

According to the Revised Offer Presentation (page 17), IAA is continuing to improve on its CAT-response capabilities independently, as shown by its robust CAT response to recent hurricanes and positive customer feedback.67 Going forward, this should allow IAA to gain market share — without RBA’s “help.”

In the Revised Offer Presentation (page 19) and IAA February 2023 Presentation (page 19), the companies appear to suggest that RBA’s mere presence in various countries — in entirely different industries — can somehow help IAA expand its salvage-car business internationally. Extending the same logic, Sotheby’s should buy IAA. As of 2021, RBA had only 343 acres of capacity across Europe,68 with only one location each in Germany, UK, Italy, and the Netherlands, and two in France. In addition, RBA has only one location in each of Japan, Mexico, New Zealand, and the UAE.69 Such footprint pales in comparison to IAA’s global footprint of ~10,000 acres70 and is unlikely to meaningfully reduce IAA’s capital needs for international real estate.71 We believe that RBA’s international presence — and its “legal entities”(!)72— will not materially benefit IAA’s international expansion efforts.

Notwithstanding the Revised Offer Presentation (page 20), we note that IAA does not have a substantial whole-car-auction or financing-solutions business because of its non-compete agreement with KAR, which ends in June 2024.73 We believe that IAA does not need RBA in order to grow its whole-car-auction business after such date, just as Copart did not need to merge with another company to sell more whole cars in its own junkyards and auctions. Likewise, IAA can provide incremental financing solutions to customers after such date without having to sell itself.

RBA’s senior executives, who will replace IAA’s team in managing IAA’s business if the Sale is approved, appear not to have significant experience managing a salvage-car auction business and have no obvious competitive advantage for doing so. The Sale will force IAA shareholders to assume significant execution risks with an unproven management team, including the risks of attempting to integrate two very different businesses in very different industries and with very different business cultures. These attempts seldom end well.

The fact that RBA management has struggled with its own operational controls, including having to report material weaknesses in its internal financial controls in 202074 and incur substantial expenses to deal with cybersecurity breaches in recent years75 does not give us confidence that it is up to the task. Notwithstanding these struggles, we note the significant disconnect between pay and performance in RBA’s executive compensation plans.76

We believe that IAA is an opportunistic acquisition for RBA rather than one based on sound strategic logic. RBA attempted to acquire Euro Auctions in 2021 but withdrew its offer in April 2022 after the UK Competition and Markets Authority initiated a review of the acquisition.77 Less than a month later, RBA made its first offer to acquire IAA.

Strikingly, from 2016–2021, RBA spent ~$1.2 billion on acquisitions while only generating aggregate free cash flow of ~$1.1 billion.78 We believe that RBA’s acquisitive philosophy will destroy value for IAA shareholders receiving RBA stock.

7. We believe that IAA has strong prospects as an independent company and IAA management needs time to execute on its own operational-improvement plan.

We believe that IAA benefits from important long-term structural-growth tailwinds79 and a recession-resistant business.80 IAA has grown revenue at an 11% organic CAGR since its spinoff from KAR81 and is projected to grow at a 9% CAGR over 2022–2026.82 Excluding the lost volumes from one major customer, IAA has already been winning net market share from other customers in aggregate.83 In addition, Ancora argues that Copart’s service levels are declining after absorbing GEICO’s business, opening the window for future IAA market-share gains.84

8

On April 29, 2022, IAA announced that it had constituted a Board committee focused on driving operational improvement.85 While such initiatives take time to bear fruit, we believe that they can yield the cost savings outlined in Section 6 in the next couple of years.

IAA was only spun out of KAR in 2019 and inherited its cost structure in the spinoff. The COVID-19 pandemic and the extraordinary recent operating environment made it understandably difficult for IAA’s management team to focus on operational-improvement initiatives. Hence, we believe that 2023 and 2024 are important operational-improvement years for IAA.

We believe that the EBITDA opportunities outlined in the Revised Offer Presentation (page 20) and IAA February 2023 Presentation (page 16) are not “merger synergies” but simply growth opportunities for IAA. The companies estimate these opportunities to total up to $900 million annually,86 which is almost twice IAA’s current EBITDA. The magnitude of these growth opportunities, now made explicit by RBA and IAA, only illustrates just how inadequate the Effective Offer Price is.

In the Revised Offer Presentation (page 21), RBA and IAA management estimate cost improvements, growth opportunities, and operational enhancements at IAA to total $21–$76 per RBA share, or $4–$14 billion, of incremental value. If IAA pursues these opportunities independently, this would translate to additional upside of $30–$108 per IAA share. If the Board stands by these opportunities and hence believes that IAA stock can be worth 1.7x–3.5x the Effective Offer Price, it should clearly not recommend the Sale at the Headline Original Offer Price — let alone an even lower Effective Offer Price that also leaves IAA shareholders owning even less of a combined company.

We believe that the Sale deprives IAA shareholders of benefiting from its long-term growth tailwinds, capitalizing on its EBITDA growth opportunities, and reaping the rewards of its operational-improvement initiatives.

For these reasons, we intend to vote AGAINST the Sale.

Sincerely,

Discerene Group LP

About Discerene Group

Discerene Group LP is Connecticut-based private investment partnership that invests globally, pursuing a fundamental, contrarian, long-term value investing philosophy. Discerene invests in businesses protected by either structural barriers to entry or hard assets, when they are out of favor, at prices offering significant margins of safety. The firm employs private-equity-like structures to make truly long-term investments in public companies.

Disclaimer

Please note: this is NOT a proxy solicitation. Discerene Group LP is not asking for your proxy card and will not accept your proxy card. Please DO NOT send us your proxy card. Executed proxy cards should be returned according to IAA’s instructions.

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This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this letter and the material contained herein are for general information only, and are not intended to provide investment advice. All statements contained in this letter that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” and similar expressions are generally intended to identify forward-looking statements.

The projected results and statements contained in this letter and the material contained herein that are not historical facts are based on current expectations, speak only as of the date of this letter and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results.

All figures are unaudited estimates and subject to revision without notice. Discerene disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Discerene has neither sought nor obtained the consent from any third party to use any statements or information contained herein that have been obtained or derived from statements made or published by such third parties. Except as otherwise expressly stated herein, any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein.

1 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001745041/c243e81e-2e7b-413c-bd18-d5394a555f85.pdf, pages 67-92.

2 https://www.prnewswire.com/news-releases/ritchie-bros-and-iaa-announce-amended-merger-agreement-that-enhances-value-for-ritchie-bros-shareholders-while-increasing-cash-consideration-for-iaa-shareholders-301727966.html.

3 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001046102/6340b490-04ec-4dbc-8774-7ba13bb2ad64.pdf.

4 Proxy Statement, page 88.

5 According to Goldman Sachs, RBA’s financial advisor: Proxy Statement, page 104.

6 At the mid-point of preliminary unaudited results, IAA February 13, 2023 Form 8-K: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001745041/39cfe407-55b9-4e05-9fc6-96e6d3c393d4.pdf.

7 Proxy Statement, page 136.

8 At the mid-point of preliminary unaudited results, adjusted for share-based payments expenses, RBA Form February 13, 2023 8-K, page 3: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001046102/27952b48-22a0-4180-9165-fcb914175485.pdf.

9 Proxy Statement, page 130.

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10 IAA CEO’s January 9, 2023 letter to shareholders, page 1: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001745041/20afee0f-fc8f-4242-866e-eb3adf372ba4.pdf.

11 Proxy Statement, page 136.

12 Calculated using RBA’s financial reports for the relevant periods; RBA’s reported revenue growth for the same period was only 7.1% CAGR, even with acquisitions.

13 Proxy Statement, page 130.

14 Proxy Statement, page 103.

15 Proxy Statement, page 114.

16 According to JP Morgan: Proxy Statement, page 124.

17 Proxy Statement, page 115.

18 5.5% plus minimum quarterly dividends of $0.27 per as-converted share (adjusting for the one-time special dividend to be paid to RBA shareholders before the close of the proposed Sale).

19 7.5% plus minimum quarterly dividends of $0.27 per as-converted share.

20 10.5% plus minimum quarterly dividends of $0.27 per as-converted share.

21 RBA February 1, 2023 Form 8-K: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001046102/edd67787-2e91-48fb-a58a-46bbe83eac6e.pdf, Schedule I (5).

22 RBA February 1, 2023 Form 8-K, Exhibit 3.1, Schedule I (2) and Schedule I (5).

23 See Proxy Statement: Net debt based on pro-forma combined-company balance sheet published on pages 180-181; pro-forma combined-company EBITDA disclosed on page 133.

24 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001046102/1ef209a8-f1a4-4a4d-9ba2-f63cb49d095c.pdf, page 4.

25 IAA February 13, 2023 Form 8-K, based on mid-point of EBITDA range reported in 2022 preliminary unaudited results.

26 RBA January 22, 2023 Form 8-K, “Participation Rights.”: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001046102/ad9c5895-d8eb-4f29-972f-6967e85761bb.pdf.

27 RBA February 1, 2023 Form 8-K, Exhibit 3.1, Schedule I (7).

28 RBA February 1, 2023 Form 8-K, Exhibit 3.1, Schedule I (9).

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29 RBA February 1, 2023 Form 8-K, Exhibit 3.1, Schedule I (14).

30 RBA February 1, 2023 Form 8-K, Exhibit 3.1, Schedule I (8).

31 Proxy Statement, pages 67-92, IAA February 2023 Presentation, page 24 (see footnote 32).

32 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001745041/bd997fb3-f5bf-4b4e-9424-b55434115f9a.pdf.

33 Proxy Statement, page 153.

34 Proxy Statement, page 168.

35 Proxy Statement, pages 67-92.

36 Melvin Capital December 2021 Form 13F: https://www.sec.gov/Archives/edgar/data/1628110/000090571822000338/xslForm13F_X01/infotable.xml.

37 Wall Street Journal article dated May 18, 2022: https://www.wsj.com/articles/melvin-capital-to-close-funds-return-cash-to-investors-11652910350.

38 Melvin Capital March 2022 Form 13F:

https://www.sec.gov/Archives/edgar/data/1628110/000090266422002974/xslForm13F_X01/infotable.xml;

Melvin Capital June 2022 Form 13F:

https://www.sec.gov/Archives/edgar/data/1628110/000090266422003968/xslForm13F_X01/infotable.xml.

39 https://www.businesswire.com/news/home/20221114005418/en/Ancora-Sends-Letter-to-IAA%E2%80%99s-Board-of-Directors-Regarding-the-Poorly-Structured-Proposed-Sale-to-Ritchie-Bros.

40 Proxy Statement, pages 198–200.

41 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001745041/0ba08072-7788-40a7-9361-48961a40ceb6.pdf.

42 Proxy Statement, page 142.

43 https://www.luxorcap.com/RBA.pdf.

44 https://www.globenewswire.com/news-release/2023/01/24/2594696/0/en/Luxor-Capital-Comments-on-Restructured-Ritchie-Bros-Proposed-Merger-with-IAA.html.

45 Luxor Proxy Statement (see footnote 50), page 15; RBA February 1, 2023 Form 8-K, Exhibit 3.1, Schedule I (13).

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46 Luxor Proxy Statement, page 8; RBA January 22, 2023 Form 8-K, Exhibit 10.1, page 35.

47 Proxy Statement, page 53.

48 RBA January 22, 2023 Form 8-K, Exhibit 10.1, pages 34 and 36.

49 RBA February 1, 2023 Form 8-K, Exhibit 3.1, Schedule I (9).

50 https://www.businesswire.com/news/home/20230202005776/en/Deep-Field-Asset-Management-LLC-Intends-to-Vote-AGAINST-Ritchie-Bros.-Merger-with-IAA.

51 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001046102/e5357506-33e5-4170-803c-422170a0b982.pdf.

52 https://www.luxorcap.com/Lux02132023.pdf.

53 https://www.globenewswire.com/news-release/2023/01/24/2594696/0/en/Luxor-Capital-Comments-on-Restructured-Ritchie-Bros-Proposed-Merger-with-IAA.html.

54 Luxor Proxy Statement, page 11.

55 Revised Offer Presentation, page 14. IAA February 2023 Presentation, page 16.

56 Ancora February 2023 Presentation, page 12: https://mms.businesswire.com/media/20230208005407/en/1708573/1/Ancora_IAA_RBA_Transaction_Deck_%28February_8_2023%29.pdf?download=1&_gl=1*pvbfcx*_ga*MjcxMjcyMDYyLjE2NjkxMzY0NTI.*_ga_ZQWF70T3FK*MTY3NTg2NDA0Ny44Ni4xLjE2NzU4NjQ5NTkuMC4wLjA.

57 Proxy Statement, page 132, Goldman Sachs (page 103), Guggenheim Securities (page 114), JP Morgan (page 123).

58 Luxor February 13, 2023 Letter, page 6.

59 Luxor December 2022 Letter, page 5.

60 See, e.g., Davenport, Florida: https://www.mydavenport.org/vertical/sites/%7B96FA7459-A704-43EF-A44D-7BFA732F5D2E%7D/uploads/Land_Development_Regulations_(8-3-20).pdf, page 3-18. Davenport, FL is the location of RBA’s facility in Florida.

61 See, e.g., https://www.southcoasttoday.com/story/news/2020/01/09/vehicle-auction-company-nixes-weaver/1928653007/; and https://www.concordmonitor.com/Archive/2013/06/Trucks-cm-062013.

62 Per IAA CEO on May 6, 2020 earnings call.

63 Revised Offer Presentation, page 17.

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64 See, e.g., https://www.nj.com/mercer/2013/02/mansfield_zoning_board_rejects.html.

65 RBA Orlando site: https://earth.google.com/web/search/700+Ritchie+Rd,+Davenport,+FL/@28.24104567,-81.6456111,55.17686667a,2666.31969423d,35y,9.36032241h,0t,0r/data=CigiJgokCTZlQDCA3DRAETRlQDCA3DTAGTTkue_Fq0lAITTkue_Fq0nA;

RBA Dallas site: https://earth.google.com/web/search/6050+Azle+Avenue,+Lake+Worth,+TX/@32.81672037,-97.41361589,236.47278187a,1722.16609233d,35y,1.55926795h,0t,0r/data=CigiJgokCViAV6gVXT1AEfXRUBUbWD1AGf88WAcW2lfAIeeON8zb21fA.

66 IAA February 2023 Presentation, page 8.

67 IAA February 2023 Presentation, page 6

68 RBA 2021 Form 10-K, page 31: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001046102/82097ffb-f91b-41b6-b25f-fcd23988bba8.pdf.

69 Based on locations disclosed on RBA’s website: https://www.rbauction.com/contactus/find.

70 IAA February 2023 Presentation, page 6.

71 IAA February 2023 Presentation, page 19.

72 Revised Offer Presentation, page 19.

73 KAR-IAA Separation Agreement., Exhibit C: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001745041/383933e1-4ccc-4896-b4a8-0b12d132a8c5.pdf.

74 RBA 2021 Form 10-K, page 26: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001046102/82097ffb-f91b-41b6-b25f-fcd23988bba8.pdf.

75 RBA 2021 Form 10-K, page 59: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001046102/82097ffb-f91b-41b6-b25f-fcd23988bba8.pdf.

76 See, e.g., ISS 2022 proxy report on RBA, page 16; Glass Lewis 2022 proxy paper on RBA, pages 16 and 21.

77 https://www.euroauctions.com/en/news/2022/april/termination-of-the-merger-between-euro-auctions-and-ritchie-brothers;
https://www.prnewswire.com/news-releases/ritchie-bros-announces-discontinuation-of-euro-auctions-acquisition-301536061.html.

78 Calculated using RBA’s financial reports for the relevant periods.

79 IAA February 2023 Presentation, page 3.

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80 IAA February 2023 Presentation, page 5.

81 IAA CEO’s January 9, 2023 letter to shareholder, page 1.

82 Proxy Statement, page 136.

83 IAA February 2023 Presentation, page 8; Ancora February 2023 Presentation, page 25.

84 Ancora February 2023 Presentation, page 25.

85 IAA April 28, 2022 Form 8-K: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001745041/2c469888-26e4-49fa-8cd6-ddd245156b7e.pdf.

86 Revised Offer Presentation, page 20.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to IAA’s instructions.

Contacts

Jonathan Gasthalter/Kevin FitzGerald

Gasthalter & Co.

(212) 257-4170

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